Exhibit 99.1
NEWS RELEASE

NORTH AMERICAN ENERGY PARTNERS ANNOUNCES RESULTS FOR THE QUARTER ENDED MARCH 31, 2015

Edmonton, Alberta, May 5, 2015 - North American Energy Partners Inc. (“NAEP” or “the Company”) (TSX & NYSE: NOA) today announced results for the quarter ended March 31, 2015.

Martin Ferron, President and Chief Executive Officer of the Company, commented, “This was another quarter defined by strong operating execution, especially in the realm of cost management, which was achieved despite the early onset of spring breakup, which curtailed our winter earthworks program. The quarter saw us implement further restructuring activities and other cost reduction initiatives which are expected to generate between $8.0 million to $10.0 million of annual G&A, equipment and project cost savings to mitigate pricing pressures on profitability levels. We recorded a $1.4 million restructuring charge in the quarter related to the restructuring activities.”

“Looking ahead, the second quarter will, as normal, be our slowest of the year, exacerbated this time by customers using a likely longer than usual spring lull to obtain best pricing for summer construction projects. We believe though that we are well placed to secure at least our fair share of that work, especially given the recent further significant ramp down in our cost structure.”

The Company has prepared its consolidated financial statements in conformity with accounting principles generally accepted in the United States (US GAAP). Unless otherwise specified, all dollar amounts discussed are in Canadian dollars.

Highlights of the Quarter Ended March 31, 2015

•	Consolidated EBITDA of $14.8 million is down slightly from $15.2 million for the quarter ended March 31, 2014.

•	Consolidated EBITDA margin of 17.4% is up from 14.1% for the quarter ended March 31, 2014.

•	In the quarter, 620,000 voting common shares were purchased, and subsequently cancelled, under the Company’s previously announced normal course issuer bid.

•	Ended the period with almost $26 million of cash after common stock purchases and a reduction of long term debt and capital lease obligations of over $8 million.

Highlights of Events Post First Quarter

•	In April, 2015, NAEP purchased a total of $1.3 million par value of its 9.125% Series 1 Debentures, for cancellation. NAEP now has $57.5 million of its 9.125% Series 1 Debentures outstanding.

•
In April, 2015, 340,000 common shares were purchased, and subsequently cancelled, under the Company’s previously announced normal course issuer bid. To date, 1,520,000 voting common shares have been purchased and retired under this bid.

Consolidated Financial Highlights

	Three months ended March 31,
(dollars in thousands, except per share amounts)	2015	2014	Change
Revenue	$85,076	$107,734	$(22,658)
Project costs	31,947	35,171	(3,224)
Equipment costs	30,594	47,629	(17,035)
Depreciation	11,538	9,744	1,794
Gross profit	$10,997	$15,190	$(4,193)
Gross profit margin	12.9%	14.1%	(1.2)%
Select financial information:
General and administrative expenses (excluding stock-based compensation)	8,176	7,261	915
Stock based compensation expense	235	3,630	(3,395)
Operating income	2,189	3,040	(851)
Interest expense	2,630	2,836	(206)
Net (loss) income	(504)	126	(630)
Net (loss) income margin	(0.6)%	0.1%	(0.7)%
EBITDA(1)	14,243	13,739	504
Consolidated EBITDA (1)	14,802	15,226	(424)
Consolidated EBITDA margin	17.4%	14.1%	3.3%

Per share information
Net (loss) income - basic & diluted	$(0.01)	$0.00	$(0.01)

Cash dividends per share	$0.02	$0.02	$0.00

(1)	A reconciliation of net income to EBITDA and Consolidated EBITDA follows in the Consolidated EBITDA section.

Results for the Quarter Ended March 31, 2015

For the three months ended March 31, 2015, revenue was $85.1 million, down from $107.7 million in the same period last year. Unrelated to the current lower oil price, at the start of this year as a result of a long standing contract, the owner of the Horizon mine bought out the balance of the contract equipment fleet and assumed responsibility for maintenance activities for overburden removal. The decrease in revenue for the current period was primarily the result of the reduced costs of ownership and maintenance on the Horizon mine cost reimbursable contract coupled with the shutdown of the Joslyn mine development project in the latter half of last year. Normalizing results to exclude these two events, revenue in the quarter from the Company’s program of winter work was comparable to the prior period despite a slowdown of activity at the end of the quarter due to an early start to the spring breakup season. Strong mine development and mine support activity at the Kearl mine along with mine support work at both the Base Plant and Millennium mines helped offset lower muskeg removal volumes at the Horizon mine, lower equipment rental revenue at the Base Plant mine and the prior year's ramp-up of mine development activities at the Fort Hills mine. Lower overburden removal volumes in the quarter at the Horizon mine were expected, based on the customer's long-term mine plan.

For the three months ended March 31, 2015, gross profit was $11.0 million, or 12.9% of revenue, down from $15.2 million, or 14.1% of revenue, in the same period last year. Included in last year's results was a pickup from project closeout activities. Normalizing gross profit to exclude last year's pickup, the previously mentioned elimination of activity at the Joslyn mine and the lost profit contribution from the reimbursable equipment costs assumed by the customer at the Horizon mine, the Company generated current margins that were comparable to last year. These results from the Company’s winter work this quarter were achieved despite an increase in equipment rental costs and higher depreciation from a larger mix of heavy equipment used to support these activities.

For the three months ended March 31, 2015, equipment costs dropped by $17.0 million compared to the prior year, primarily a result of the aforementioned changes to the reimbursable cost structure on the Horizon mine overburden removal contract.

For the three months ended March 31, 2015, the Company recorded operating income of $2.2 million, a decrease from $3.0 million operating income recorded for the same period last year. G&A expense, excluding stock-based compensation, was $8.2 million for the quarter, up from $7.3 million for the same period last year. The increase was primarily driven by $1.4 million of restructuring charges recorded during the current period. The restructuring activities and other cost reduction initiatives implemented in the quarter are expected to generate between $8.0 million to $10.0 million of annual G&A, equipment and project cost savings to mitigate pricing pressures on profitability levels.

For the three months ended March 31, 2015, the Company recorded a $0.5 million net loss (basic and diluted loss per share of $0.01), compared to $0.1 million net income (basic and diluted income per share of $0.00) recorded for the same period last year.

Outlook

NAEP’s customers continue to look for new ways to cut costs in response to lower oil prices while their production volumes continue to grow from prior year investments. The Company’s continued improvements in financial performance have been achieved while sharing incremental cost savings with its clients without impacting the Company’s focus on safety or reliability. The Company believes this can allow it to build on its partnership with its customers as they appear to be open to new ideas and initiatives.

NAEP is bidding for construction work which will commence after spring break up.  Overall, the Company anticipates first half performance to be similar to that of last year, normalized for the owner of the Horizon mine assuming ownership and maintenance responsibilities for contract equipment related to overburden removal and the completion of site preparation activity at the Joslyn mine.

Outside of the oil sands, NAEP is pleased to have bid for a larger than expected site preparations package at the recently sanctioned Site C hydro-electric dam project in northeastern British Columbia. Early civil work is scheduled to begin in June, at which time the Company will likely be bidding for the main civil package on this project.

The Company’s recent debt reduction initiatives with a focus on lowering its cost of debt, combined with a stronger balance sheet and improved operating cost structure will, it believes, provide a stable base to endure the current macroeconomic uncertainties, allowing it to remain competitive in its pricing and providing it with the ability to take advantage of organic growth and acquisition opportunities that may arise.

In summary, NAEP continues to pursue heavy and light civil construction contracts in the oil sands, along with a series of much broader and more robust major resource projects and provincial highway and infrastructure projects across Canada. The Company continues to improve operating performance in order to maintain, or grow, its share of available work. The Company’s clear objective for 2015 is to demonstrate resilience of cash flow in a very challenging operating environment.

Conference Call and Webcast

Management will hold a conference call and webcast to discuss its financial results for the quarter ended March 31, 2015 tomorrow, Wednesday, May 6th at 9:00am Eastern time.

The call can be accessed by dialing:

Toll free: 1-877-407-8031
International: 1-201-689-8031

A replay will be available through June 6, 2015, by dialing:

Toll Free: 1-877-660-6853
International: 1-201-612-7415
Conference ID: 13608283

The live and archived webcast can be accessed at: http://www.investorcalendar.com/IC/CEPage.asp?ID=173969

Non-GAAP Financial Measures

This release contains non-GAAP financial measures. These measures do not have standardized meanings under US GAAP and are therefore unlikely to be comparable to similar measures used by other companies. The non-GAAP financial measure disclosed by the Company in this release is Consolidated EBITDA (as defined within the credit agreement). The Company provides a reconciliation of Consolidated EBITDA to net income reported in accordance with US GAAP below. Investors and readers are encouraged to review the reconciliation of this non-GAAP financial measure to reported net income.

Consolidated EBITDA

Consolidated EBITDA is a measure defined in the Company’s credit agreement. It is defined as EBITDA (which is calculated as net income before interest, income taxes, depreciation and amortization) excluding the effects of non-cash currency translation gain or loss, mark-to-market gain or loss on derivative financial instruments, non-cash stock-based compensation expense and certain other non-cash items. The credit agreement requires the Company to satisfy certain financial covenants with reference to Consolidated EBITDA. Non-compliance with these financial covenants could result in the Company being required to immediately repay all amounts outstanding under its credit facility. The Company believes that EBITDA is a meaningful measure of the performance of its business because it excludes items, such as interest, income taxes, depreciation and amortization that are not directly related to the operating performance of its business. Management reviews EBITDA to determine whether plant and equipment are being allocated efficiently. In addition, the Company’s credit facility requires the Company to maintain a minimum fixed charge cover ratio and a maximum senior leverage ratio, both of which are calculated using Consolidated EBITDA. Consolidated EBITDA has important limitations as an analytical tool and should not be considered in isolation or as a substitute for analysis of the Company's results as reported under US GAAP. Consolidated EBITDA should not be considered as an alternative to operating income or net income as a measure of operating performance or cash flows as a measure of liquidity. A reconciliation of Consolidated EBITDA to net income (loss) is as follows:

	Three months ended
	March 31,
(dollars in thousands)	2015	2014
Net income (loss)	$(504)	$126
Adjustments:
Interest expense	2,630	2,836
Income tax expense	106	70
Depreciation	11,538	9,744
Amortization of intangible assets	473	963
EBITDA	14,243	13,739
Adjustments:
Loss on disposal of plant and equipment	13	296
Gain on disposal of assets held for sale	(89)	—
Equity classified stock-based compensation expense	279	1,191
Equity in loss of unconsolidated joint venture	356	—
Consolidated EBITDA	$14,802	$15,226

Forward-Looking Information

The information provided in this release contains forward-looking statements. Forward-looking statements include statements preceded by, followed by or that include the words “may”, “could”, “should”, “believe”, “expect”, “anticipate”, “plan”, “project”, “intend”, “continue”, “further” or similar expressions. Examples of forward-looking information includes the expected activity levels based on activity at the Kearl, Horizon, and Fort Hills mines, with respect to the Site C Hydro project in British Columbia the expected possible early works package release in the first quarter of 2015 with the main package expected to follow by early summer and the belief that the Company’s improved cost structure will drive strong profitability as additional revenue opportunities develop. Actual results could differ materially from those contemplated by such forward-looking statements as a result of any number of factors and uncertainties, many of which are beyond the Company’s control. Important factors that could cause actual results to differ materially from those in forward-looking statements include general economic and market conditions, success of business development efforts, changes in oil and gas prices, availability of a skilled labour force, internal controls, general economic conditions, terms of NAEP’s debt instruments, exchange rate fluctuations, weather conditions, performance of NAEP’s customers, access to equipment, changes in laws and ability to execute transactions. Undue reliance should not be placed upon forward-looking statements and NAEP undertakes no obligation, other than those required by applicable law, to update or revise those statements.

For more complete information about NAEP you should read the Company’s disclosure documents that have been filed with the SEC and the CSA. You may obtain these documents for free by visiting EDGAR on the SEC website at www.sec.gov or on the CSA website at www.sedar.com.

About the Company

North American Energy Partners Inc. (www.nacg.ca) is the premier provider of heavy construction and mining services in Canada. For more than 50 years, NAEP has provided services to large oil, natural gas and resource companies, with a principal focus on the Canadian oil sands. The Company maintains one of the largest independently owned equipment fleets in the region.

For further information contact:

David Brunetta, CMA
Director, Investor Relations
North American Energy Partners Inc.
(780) 969-5574
dbrunetta@nacg.ca
www.nacg.ca